February 7, 2014

Steve Lo
Staff Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Dear Mr. Lo:

Per your correspondence dated February 3, 2014, the company acknowledges that in consideration of the recent reverse merger and new management structure:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commissions or any person under the federal securities laws of the United States.

The company will ensure that all future filings are carefully reviewed for accuracy.

Sincerely,

/s/ K. Joel Berry

K. J. Berry
GEI Global Energy Corp.
Chairman